SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)

MSB Financial Corp.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

55352L101
(CUSIP Number)

LAWRENCE B. SEIDMAN
100 Misty Lane, 1st Floor
Parsippany, New Jersey 07054
(973) 952-0405

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 7, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS Seidman and Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 102,204
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 102,204
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,204
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.79%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS Seidman Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 78,878
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 78,878
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,878
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.38%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS Seidman Investment Partnership II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 117,052
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 117,052
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,052
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.05%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS Seidman Investment Partnership III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,393
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 24,393
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,393
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.43%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS LSBK06-08, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 55,832
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 55,832
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,832
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.98%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS Broad Park Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 70,416
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 70,416
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,416
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.23%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS Chewy Gooey Cookies, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,316
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 44,316
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,316
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.77%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS 2514 Multi-Strategy Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS CBPS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 67,229
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 67,229
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,229
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.18%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS Veteri Place Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 318,991
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 318,991
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 318,991
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.59%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS JBRC I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,393
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 24,393
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,393
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.43%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS Lawrence B. Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 590,320
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 590,320
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 590,320
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.34%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 55352L101

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

All shares of the Issuer owned by 2514 MSF were sold on November 3, 2016.  Therefore, 2514 MSF is no longer a member of the Section 13(d) group and shall cease to be a Reporting Person immediately upon filing of this Amendment No. 2.  The remaining Reporting Persons will contine filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases (unless otherwise noted) as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase cost of the 590,320 Shares beneficially owned in the aggregate by the Reporting Persons is approximately $7,056,996, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 7, 2016, the Board of Governors of the Federal Reserve Bank of New York (the "Federal Reserve") approved the Reporting Persons' Change in Bank Control Application to permit the Reporting Persons to increase their ownership of the Issuer to up to 24.99% of the outstanding Shares.  This approval requires the Reporting Persons to seek prior approval from the Federal Reserve for certain actions relating to the Issuer or any of its subsidiaries or affiliates, including having more than one representative serve on the Board, having any employee or representative of the Reporting Persons serve as an officer, agent or employee, nominating a competing slate of directors or participating in a solicitation of proxies.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 5,711,044 Shares outstanding, which is the total number of Shares outstanding as of September 30, 2016 as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2016.

A.	SAL

(a)	As of the close of business on December 7, 2016, SAL beneficially owned 102,204 Shares.

       Percentage: Approximately 1.79%.

(b)	1. Sole power to vote or direct the vote: 102,204

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 102,204

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SAL during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 55352L101

B.	SIP

(a)	As of the close of business on December 7, 2016, SIP beneficially owned 78,878 Shares.

                               Percentage: Approximately 1.38%.

(b)	1. Sole power to vote or direct the vote: 78,878

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 78,878

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIP during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

C.	SIPII

(a)	As of the close of business on December 7, 2016, SIPII beneficially owned 117,052 Shares.

Percentage: Approximately 2.05%.

(b)	1. Sole power to vote or direct the vote: 117,052

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 117,052

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIPII during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

D.	SIPIII

(a)	As of the close of business on December 7, 2016 SIPIII beneficially owned 24,393 Shares.

Percentage: Approximately 0.43%.

(b)	1. Sole power to vote or direct the vote: 24,393

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 24,393

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by SIPIII during the past 60 days.

CUSIP No. 55352L101

E.	LSBK

(a)	As of the close of business on December 7, 2016, LSBK beneficially owned 55,832 Shares.

Percentage: Approximately 0.98%.

(b)	1. Sole power to vote or direct the vote: 55,832

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 55,832

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by LSBK during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

F.	Broad Park

(a)	As of the close of business on December 7, 2016, Broad Park beneficially owned 70,416 Shares.

Percentage: Approximately 1.23%.

(b)	1. Sole power to vote or direct the vote: 70,416

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 70,416

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Broad Park during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

G.	Chewy

(a)	As of the close of business on December 7, 2016, Chewy beneficially owned 44,316 Shares.

Percentage: Approximately 0.77%.

(b)	1. Sole power to vote or direct the vote: 44,316

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 44,316

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by Chewy during the past 60 days.

CUSIP No. 55352L101

H.	2514 MSF

(a)	As of the close of business on December 7, 2016, 2514 MSF beneficially owned 0 Shares.

Percentage: Approximately 0%.

(b)	1. Sole power to vote or direct the vote: 0

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by 2514 MSF during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

I.	CBPS

(a)	As of the close of business on December 7, 2016, CBPS beneficially owned 67,229 Shares.

Percentage: Approximately 1.18%.

(b)	1. Sole power to vote or direct the vote: 67,229

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 67,229

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by CBPS during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

J.	Veteri

(a)
Veteri, (i) as the general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 78,878 Shares owned by SIP and the 117,052 Shares owned by SIPII, and (ii) as the trading advisor of LSBK and CBPS, may be deemed the beneficial owner of the 55,832 Shares owned by LSBK and the 67,229 Shares owned by CBPS.  Accordingly, Veteri may be deemed the beneficial owner of an aggregate of 318,991 Shares.

Percentage: Approximately 5.59%.

(b)	1. Sole power to vote or direct the vote: 318,991

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 318,991

4. Shared power to dispose or direct the disposition: 0

(c)	Veteri has not entered into any transactions in the Shares during the past 60 days.

CUSIP No. 55352L101

K.	JBRC

(a)	JBRC, as the co-general partner of SIPIII, may be deemed the beneficial owner of the 24,393 Shares owned by SIPIII.

        Percentage: Approximately 0.43%.

(b)	1. Sole power to vote or direct the vote: 24,393

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 24,393

4. Shared power to dispose or direct the disposition: 0

(c)	JBRC has not entered into any transactions in the Shares during the past 60 days.

L.	Seidman

(a)
Seidman directly owns 30,000 Shares.  In addition, Seidman, (i) as the manager of SAL, may be deemed the beneficial owner of the 102,204 Shares owned by SAL, (ii) as the sole officer of Veteri, the general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 78,878 Shares owned by SIP and the 117,052 Shares owned by SIPII, (iii) as the managing member of JBRC I, LLC, the co-general partner of SIPIII, may be deemed the beneficial owner of the 24,393 Shares owned by SIPIII, (iv) as the sole officer of Veteri, the trading advisor of LSBK and CBPS, may be deemed the beneficial owner of the 55,832 Shares owned by LSBK and the 67,229 Shares owned by CBPS, and (v) as the investment manager for each of Broad Park and Chewy, may be deemed the beneficial owner of the 70,416 Shares owned by Broad Park and the 44,316 Shares owned by Chewy.  Accordingly, Seidman may be deemed the beneficial owner of an aggregate of 590,320 Shares.  In the foregoing capacities, Seidman has sole and exclusive investment discretion and voting authority with respect to all such Shares.

Percentage: Approximately 10.34%.

(b)	1. Sole power to vote or direct the vote: 590,320

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 590,320

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares during the past 60 days on behalf of Seidman.

An aggregate of 590,320 Shares, constituting approximately 10.34% of the Shares outstanding as reported by the Reporting Persons in this statement.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

To the best of the Reporting Persons’ knowledge, except as set forth in this Schedule 13D, none of the persons listed on Schedule A to the Schedule 13D beneficially owns any securities of the Issuer.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

CUSIP No. 55352L101

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On December 8, 2016, the Reporting Persons who will remain Reporting Persons after the filing of this Amendment No. 2 entered into a Joint Filing Agreement in which such Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  A copy of this agreement is attached as Exhibit 99.3 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.3	Joint Filing Agreement dated December 8, 2016, by and among SAL, SIP, SIPII, SIPIII, LSBK, Broad Park, Chewy, CBPS, Veteri, JBRC and Seidman.

Signature Page to MSB Financial Corp. Schedule 13D Amendment No. 2

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2016	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP III, L.P.

By:	JBRC I, LLC, its
Co-General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CHEWY GOOEY COOKIES, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

2514 MULTI-STRATEGY FUND, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, LLC

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

JBRC I, LLC

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN

CUSIP No. 55352L101

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Entity	Transaction Date	Per Share*	Cost*	Sales Proceeds*	Shares**

SAL	11/3/2016	13.5000	22,855.50		1,693

SIP	11/3/2016	13.5000	32,427.00		2,402

SIPII	11/3/2016	13.5000	42,822.00		3,172

LSBK	11/3/2016	13.5000	81,864.00		6,064

Broad Park	11/3/2016	13.5000	70,564.50		5,227

2514 MSF	11/3/2016	13.5000		22,855.50	1,693
2514 MSF	11/3/2016	13.5000		32,427.00	2,402
2514 MSF	11/3/2016	13.5000		42,822.00	3,172
2514 MSF	11/3/2016	13.5000		81,864.00	6,064
2514 MSF	11/3/2016	13.5000		70,564.50	5,227
2514 MSF	11/3/2016	13.5000		60,534.00	4,484
Total				311,067.00	-23,042

CBPS	11/3/2016	13.5000	60,534.00		4,484

*Includes brokerage commission.
** Reflects transactions in the Shares between Reporting Persons.

CUSIP No. 55352L101

Exhibit 99.3

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(l)(iii) under the Securities and Exchange Act of 1934, as amended, the persons named below agree to the joing filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, $0.01 par value, of MSB Financial Corp.  This Joing Filing shall be filed as an Exhibit to such Statement.

Dated: December 8, 2016	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP III, L.P.

By:	JBRC I, LLC, its
Co-General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CHEWY GOOEY COOKIES, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, LLC

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

JBRC I, LLC

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN